Exhibit (a)(5)(c)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: CIVIL

JUDITH DREYER On Behalf of Herself and	)	Case No.
All Others Similarly Situated,	)	Judge:
)
Plaintiff,	)
)
vs.	)
)
MGI PHARMA, INC., LEON O. MOULDER,	)	SUMMONS
JR., HUGH E. MILLER, JAMES O.	)
ARMITAGE, ANDREW J. FERRARA,	)
EDWARD W. MEHRER, DEAN J.	)
MITCHELL, DAVID B. SHARROCK,	)
WANETA C. TUTTLE, ARTHUR L.	)
WEAVER and EISAI CO., LTD.,	)
)
Defendants.	)

THE STATE OF MINNESOTA TO THE ABOVE-NAMED DEFENDANTS:

You are hereby summoned and required to answer Plaintiff’s Complaint, a copy of which is attached and served upon you, and to serve a copy of your Answer to said Complaint on the attorney for Plaintiff within Twenty (20) days after the service of this Summons upon you, exclusive of the day of such service. If you fail to answer said Complaint within the time aforesaid, Plaintiff will apply to the Court for the relief demanded in the Complaint, together with its costs and disbursements herein incurred.

You are hereby notified that all civil cases are subject to the Alternative Dispute Resolution Process (“ADR”) except for those actions enumerated in Minn. Stat. § 484.76 and Rules 111.01 and 310.01 of the Minnesota General Rules of Practice. ADR includes arbitration consensual special magistrate, moderated settlement conference, summary jury trial, early neutral evaluation, neutral fact-finding, mediation, mini-trial, mediation-arbitration, and other processes as may be agreed upon by the parties. Upon receipt of a Certificate of Representation and Parties required by Rule 104 of the Minnesota General Rules of Practice, the court administrator will provide the attorneys of record and any unrepresented parties with information about ADR processes available to the county and the availability of the list of neutrals who provide ADR services in that county. It is the duty of the attorney for the party to provide his or her client with ADR information. After the filing of an action, the parties shall promptly confer regarding case management issues, including the selection and timing of the ADR process. For more complete information, see Rule 114 of the Minnesota General Rules of Practice for the District Courts.

DATED: December 28, 2007	THE SPENCE LAW FIRM
RUSSELL M. SPENCE, JR.

/s/ Russell M. Spence, Jr.
RUSSELL M. SPENCE, JR. #241052

700 Lumber Exchange Building
10 South Fifth Street
Minneapolis, MN 55402
Telephone: (612) 375-1555
Facsimile: (612) 375-1511

ROBBINS UMEDA & FINK LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
FELIPE J. ARROYO
REBECCA A. PETERSON
610 West Ash Street, Suite 1800
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

ATTORNEYS FOR PLAINTIFF

2

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

CASE TYPE: CIVIL

JUDITH DREYER On Behalf of Herself and	)	Case No.
All Others Similarly Situated,	)	Judge:
)
Plaintiff,	)
)
vs.	)
)
MGI PHARMA, INC., LEON O. MOULDER,	)	COMPLAINT BASED UPON SELF-
JR., HUGH E. MILLER, JAMES O.	)	DEALING AND BREACH OF FIDUCIARY
ARMITAGE, ANDREW J. FERRARA,	)	DUTY
EDWARD W. MEHRER, DEAN J.	)
MITCHELL, DAVID B. SHARROCK,	)
WANETA C. TUTTLE, ARTHUR L.	)
WEAVER and EISAI CO., LTD.,	)
)
Defendants.	)

SUMMARY OF THE ACTION

1.                     This is a stockholder class action brought by plaintiff on behalf of herself and the holders of MGI Pharma, Inc. (“MGI Pharma” or the “Company”) common stock against MGI Pharma, Eisai Co., Ltd. (“Eisai”) and certain MGI Pharma officers and/or directors arising out of defendants’ efforts to sell MGI Pharma via an unfair process and tender offer (the “Acquisition”) to Eisai. In pursuing the unlawful plan to solicit shareholder approval of their proposed sale of MGI Pharma via an unfair process, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

2.                     In pursuing this unlawful plan to squeeze out MGI Pharma’s public stockholders through the implementation of a flawed process, tender offer and an unconscionable agreement and plan of merger, the defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and have aided and abetted MGI Pharma’s officers and directors’ breaches of fiduciary duties. Instead of attempting to negotiate a contract reflecting the highest price reasonably available for the Company’s stockholders, defendants spent a substantial effort tailoring the Acquisition to meet their specific needs.

3.                     Because defendants dominate and control the business and corporate affairs of MGI Pharma and are in possession of private corporate information concerning MGI Pharma’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of MGI Pharma, which makes it inherently unfair for them to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

4.                     In short, the Acquisition is designed to unlawfully divest MGI Pharma’s public stockholders of a large portion of the valuable assets of the Company for grossly inadequate consideration. Defendants know that these assets will continue to produce substantial revenue and earnings.

JURISDICTION AND VENUE

5.                             This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Minnesota so as to render the exercise of jurisdiction by the Minnesota courts permissible under traditional notions of fair play and substantial justice.

6.                             Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to MGI Pharma occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

7.                     Plaintiff Judith Dreyer is a shareholder of MGI Pharma.

8.                     Defendant MGI Pharma engages in the discovery, acquisition, development, and commercialization of proprietary pharmaceutical products in the areas of oncology and acute care. MGI Pharma is incorporated in Minnesota and its headquarters are located at 775 Shakopee Road, Suite 100, Bloomington, Minnesota.

9.                     Defendant Leon O. Moulder, Jr. is President, Chief Executive Officer and a member of the Board of Directors (the “Board”) of the Company.

10.                  Defendant Hugh E. Miller is Chairman of the Board of the Company.

11.                  Defendant James O. Armitage is a Board member of the Company.

12.                  Defendant Andrew J. Ferrara is a Board member of the Company.

13.                  Defendant Edward W. Mehrer is a Board member of the Company.

14.                  Defendant Dean J. Mitchell is a Board member of the Company.

15.                  Defendant David B. Sharrock is a Board member of the Company.

16.                  Defendant Waneta C. Tuttle is a Board member of the Company.

17.                  Defendant Arthur L. Weaver is a Board member of the Company.

18.                  Defendant Eisai is a Japanese pharmaceutical company that specializes in cancer treatments.

19.                  The defendants named above in ¶¶9-17 are sometimes collectively referred to herein as the “Individual Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

20.           Under Minnesota law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits themselves from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

21.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of MGI Pharma, are obligated under Minnesota law to refrain from:

(a)           participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)           participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

22.           Plaintiff alleges herein that the Individual Defendants and MGI Pharma, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith and independence owed to plaintiff and other public shareholders of MGI Pharma. Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein), and choosing not to provide shareholders with all information necessary to make an informed decision in connection with the Acquisition. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their MGI Pharma common stock in the Acquisition.

23.            Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

THE ACQUISITION

24.           On December 10, 2007, MGI Pharma and Eisai jointly issued the following press release that announced that the Individual Defendants had agreed to sell MGI Pharma to Eisai for an inadequate consideration:

Eisai Co., Ltd. (TSE: 4523.JP) (“Eisai”), a research-based human health care (hhc) company that focuses on neurology, gastrointestinal disorders, oncology and critical care, and MGI PHARMA, Inc., an oncology and acute care focused biopharmaceutical company, today announced that they have entered into a definitive merger agreement under which Eisai would acquire all of the outstanding shares of MGI PHARMA for US$41.00 per share in an all-cash transaction, for a total consideration of approximately $3.9 billion.

The merger agreement has been unanimously approved by the MGI PHARMA Board of Directors. The acquisition is expected to occur by means of a tender offer followed by a cash merger, is subject to customary closing conditions and regulatory approvals, and is expected to be completed during the first quarter of 2008.

Eisai expects MGI PHARMA’s marketed and pipeline products in oncology and acute care, as well as its R&D and commercial capabilities, including field sales specialists, together with Eisai’s existing oncology products, global infrastructure and R&D capabilities, will create a base for continued sales growth, pipeline enhancement and the opportunity for synergies. Eisai expects that this transaction will enable it to grow further in the U.S. market and strengthen its already-focused oncology business platform. Following the completion of the transaction, Eisai anticipates that the transaction will be accretive to its cash EPS (excluding goodwill amortization) in fiscal year 2008 and GAAP EPS in fiscal 2009.

“The Board of Directors of MGI PHARMA, working with our legal and financial advisors, has been reviewing strategic alternatives for the company for the past several months,” said Mr. Lonnie Moulder, President and CEO of MGI PHARMA. “During that time, we have had the opportunity to share the MGI PHARMA vision and business opportunity with many of the leading companies in the pharmaceutical and biotechnology industry. This transaction represents the successful conclusion of that process. Our Board of Directors and the management team are extremely pleased to announce this transaction and the opportunity to continue to bring important therapies to patients.”

Mr. Haruo Naito, President and CEO of Eisai, said, “Eisai has enormous respect for MGI PHARMA’s products, pipeline and people, and we look forward to working with their highly skilled team to address the unmet medical needs of patients throughout the world. Strategically, we expect this transaction to allow Eisai to significantly strengthen its oncology business and increase the likelihood of achieving our current strategic plan targets and our future revenue and earnings growth.”

Under Eisai’s “Dramatic Leap Plan” (DLP), its fifth midterm strategic plan which spans from April 1, 2006 to March 31, 2012, Eisai has continued to achieve steady growth in all regions, including Japan, the United States, Europe and Asia, with a special focus on integrative oncology, where tremendous unmet medical needs exist. Eisai has strengthened its oncology research and development and marketing infrastructure in the United States through the October 2006 acquisition of four oncology products and specialists’ know-how from Ligand Pharmaceuticals and the April 2007 acquisition of Morphotek, Inc., a biopharmaceutical company specializing in the development of protein and antibody gene evolution technology. In addition, Eisai is building a new oncology facility for manufacturing and formulation R&D at its North Carolina site.

The Transaction

The acquisition is structured as an all cash tender offer for all outstanding shares of MGI PHARMA common stock followed by a merger in which each remaining share of MGI PHARMA would be converted into the same US$41.00 cash per share price paid in the tender offer, except for shares held by stockholders who exercise appraisal rights. The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding MGI PHARMA shares on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino waiting period and other regulatory approvals. The tender offer will be subject to the U.S. securities laws and applicable U.S. state laws.

To effect the transaction Eisai has established an acquisition subsidiary Jaguar Acquisition Corp., which is wholly-owned by Eisai Corporation of North America (Woodcliff Lake, NJ). Subsequent to the completion of the tender offer, Jaguar Acquisition Corp. will be merged into MGI PHARMA and the combined entity will then become a wholly-owned subsidiary of Eisai Corporation of North America.

Eisai intends to finance the acquisition through existing internal financial resources, as well as bank loan financing, and has secured commitment for the debt required to consummate the transaction.

The acquisition price represents a premium of approximately 38.7% to MGI PHARMA’s closing share price of $29.55 on November 28, 2007, the last business day prior to MGI PHARMA’s announcement that it was exploring strategic alternatives.

The acquisition will be effected pursuant to a merger agreement. The merger agreement contains certain termination rights for each of MGI PHARMA and Eisai and further provides that, upon termination of the merger agreement under specified circumstances, MGI PHARMA may be required to pay Eisai a termination fee of $129 million.

JPMorgan acted as exclusive financial advisor to Eisai, and Sullivan & Cromwell LLP is acting as legal counsel to Eisai. Lehman Brothers, Inc. acted as exclusive financial advisor to MGI PHARMA in its review of strategic alternatives, and Hogan & Hartson LLP is acting as legal counsel to MGI PHARMA.

25.            Under Minnesota law, MGI Pharma’s public shareholders deserve to receive the maximum value for their shares in the Acquisition. The consideration reflected in the Acquisition, however, falls short and does not adequately value the Company’s substantial assets.

SELF-DEALING

26.           By reason of their positions with MGI Pharma, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of MGI Pharma, and especially the true value and expected increased future value of MGI Pharma and its assets, which they have not disclosed to MGI Pharma’s public stockholders. Moreover, despite their duty to maximize shareholder value, the Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of MGI Pharma’s public shareholders.

27.           The proposed sale is wrongful, unfair and harmful to MGI Pharma’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, the Individual Defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of MGI Pharma on terms that do not adequately value the Company. Accordingly, the Acquisition will only benefit defendants.

28.           In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•              Withdraw their consent to the sale of MGI Pharma and allow the shares to trade freely – without impediments;

•              Act independently so that the interests of MGI Pharma’s public stockholders will be protected;

•              Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of MGI Pharma’s public stockholders; and

•              Solicit competing bids to Eisai’s offer to assure that the Company’s shareholders are receiving the maximum value for their shares.

THE INDIVIDUAL DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE

29.           As a result of defendants’ conduct, MGI Pharma’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, not structure a preferential deal for themselves.

30.                  The consideration reflected by the tender offer does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of MGI Pharma, at the time the Acquisition was announced.

CLASS ACTION ALLEGATIONS

31.                  Plaintiff brings this action on her own behalf and as a class action on behalf of all holders of MGI Pharma stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

32.           This action is properly maintainable as a class action.

33.           The Class is so numerous that joinder of all members is impracticable. According to MGI Pharma’s Securities and Exchange Commission filings, there were more than 80 million shares of MGI Pharma common stock outstanding as of October 22, 2007.

34.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

(b)           whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

(c)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

(d)           whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of MGI Pharma;

(e)           whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f)            whether the Individual Defendants have breached their fiduciary duties of candor to plaintiff and the other members of the Class in connection with the Acquisition by soliciting the Company’s shareholders to tender their shares based upon inadequate disclosures;

(g)           whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(h)           whether defendants MGI Pharma and Eisai aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(i)            whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

35.           Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

36.                  Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

37.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

38.                  Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

39.            Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

40.                  Plaintiff repeats and realleges each allegation set forth herein.

41.           The Individual Defendants have violated the fiduciary duties of care, loyalty, candor, good faith and independence owed to the public shareholders of MGI Pharma and have acted to put their personal interests ahead of the interests of MGI Pharma’s shareholders.

42.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from MGI Pharma.

43.           The Individual Defendants have violated their fiduciary duties by entering MGI Pharma into the Acquisition contract without regard to the effect of the proposed transaction on MGI Pharma’s shareholders.

44.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of MGI Pharma because, among other reasons:

(a)           they failed to take steps to maximize the value of MGI Pharma to its public shareholders and they took steps to avoid competitive bidding, to cap the price of MGI Pharma’s stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(b)           they failed to properly value MGI Pharma and its various assets and operations; and

(c)           they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition.

45.           Because the Individual Defendants dominate and control the business and corporate affairs of MGI Pharma, and are in possession of private corporate information concerning MGI Pharma’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of MGI Pharma which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

46.           By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

47.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of MGI Pharma’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

48.           The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

49.           As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of MGI Pharma’s assets and operations. Unless the Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to MGI Pharma’s minority stockholders sufficient information to enable them to cast informed votes for or against adoption of the Acquisition contract and may consummate the Acquisition, all to the irreparable harm of the members of the Class.

50.            Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against MGI Pharma and Eisai

51.                  Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

52.                  Defendants MGI Pharma and Eisai aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of MGI Pharma, including plaintiff and the members of the Class.

53.                  The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

54.                  By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

55.           MGI Pharma and Eisai colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

56.                  Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in her favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.             Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C.             Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the highest possible terms for shareholders. Such process should ensure that all potential bidders are given equal access to material non-public information concerning MGI Pharma and the opportunity to bid for the Company;

D.             Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of MGI Pharma’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for MGI Pharma;

E.             Rescinding, to the extent already implemented, the Acquisition agreement or any of the terms thereof;

F.             Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.             Granting such other and further equitable relief as this Court may deem just and proper.

DATED: December 28, 2007	THE SPENCE LAW FIRM,
RUSSELL M. SPENCE, JR.

/s/ Russell M. Spence, Jr.
RUSSELL M. SPENCE, JR. #241052

700 Lumber Exchange Building
10 South Fifth Street
Minneapolis, MN 55402
Telephone: (612) 375-1555
Facsimile: (612) 375-1511

ROBBINS UMEDA & FINK LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
FELIPE J. ARROYO
REBECCA A. PETERSON
610 West Ash Street, Suite 1800
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

ATTORNEYS FOR PLAINTIFF